

November 15, 2006

Francesca Lavin, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

> **Re:** **Petrobras International Finance Company**
> **Registration Statement on Form F-4**
> **Filed November 1, 2006**
> **File No. 333-138345**

Dear Ms. Lavin:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. The cash portion of the exchange consideration is based on discounted values of the Notes that will be calculated after the Early Tender Date. Accordingly, holders who tender prior to this time, and who will no longer have withdrawal rights, will not know what cash consideration they will receive. Please advise us as to what consideration you gave to staff guidance available on the use of formula pricing and fixed spread pricing. See, e.g., *Lazard Freres & Co.*, August 11, 1995 and *Goldman Sachs & Co.*, December 3, 1993.

2. While we note the disclosure that the Total Exchange Price includes an Early Tender Payment, it is unclear from the formula how it is included. For example, under "Determination of the Total Exchange Price" on page 30, the disclosure indicates that the Total Exchange Price will equal (a) the discounted value of the Old Notes less (b) accrued and unpaid interest. The formula provided does not appear to include an Early Tender Payment in the calculation. Please advise. Further, please provide Schedule B for our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the securities laws and that they have provided all information investors require for an informed investment decision. Since the registrants and their management are in possession of all the facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When responding to our comments, please provide, in writing, a statement from the registrants acknowledging that:

·   they responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to our comments on the filing.

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-13265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Pamela Carmody
Special Counsel
Office of Mergers &
         Acquisitions